                      Securities and Exchange Commission
                            Washington, D.C.  20549
                              -------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              ZYDECO ENERGY, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  989854-10-4
                                (CUSIP Number)

                                HUGH D. SIMPSON
                            635 WEST CAMPBELL ROAD
                                   SUITE 130
                            RICHARDSON, TEXAS 75080
                                (972) 783-0284
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPY TO:
                                 AMAR BUDARAPU
                               BAKER & MCKENZIE
                                 CHEVRON TOWER
                           1301 MCKINNEY, SUITE 3300
                             HOUSTON, TEXAS 77010
                                (713) 427-5000

                                 JUNE 9, 2000
                         (Date of Event Which Requires
                           Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 989854-10-4                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Hugh D. Simpson
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
        00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                           38,738,877/(1)/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           38,738,877/(1)/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        38,738,877/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        77.5%/(1)(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        IN
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-------------

(1) Includes 7,190,000 shares of Zydeco Common Stock, par value $.001 per share (the "Common Stock") issuable upon conversion by Mr. Simpson of 7,190 shares of Zydeco Energy, Inc. ("Zydeco") Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). Each share of Series A Preferred Stock is convertible into 1,000 shares of Zydeco Common Stock. The Series A Preferred Stock will be automatically converted into Common Stock when an amendment to Zydeco's Certificate of Incorporation to increase the number of shares of Common Stock that Zydeco is authorized to issue is approved by the Zydeco stockholders so that there is a sufficient number of authorized but unissued and unreserved shares of Common Stock available for Zydeco to issue upon conversion of the Series A Preferred Stock owned by Mr. Simpson.
Currently, Mr. Simpson, in his positions as sole director and majority stockholder of Zydeco, would have the power to cause such an amendment to be adopted and approved at a special meeting of the Zydeco stockholders.

(2) Calculated based upon the total of: (i) 42,775,951 shares of Common Stock outstanding as of June 9, 2000, and (ii) an additional 7,190,000 shares of
Common Stock issuable upon conversion of the Series A Preferred Stock issued to Mr. Simpson.
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                                                               Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Zydeco Energy, Inc., a Delaware corporation ("Zydeco"). On May 23, 2000, Zydeco and its wholly-owned subsidiary DVN Acquisition Corporation ("DVN Acquisition") entered into an Agreement and Plan of Merger (the "Merger Agreement") with DataVoN Inc., a Texas corporation ("DataVoN"), pursuant to which DVN Acquisition merged with and into DataVoN on June 9, 2000, with DataVoN continuing as the surviving corporation and wholly-owned subsidiary of Zydeco.

         As a result of the merger, Mr. Simpson received 31,548,877 shares of Common Stock and 7,190 shares of Zydeco Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") in exchange for his shares of common stock of DataVoN. Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock.

         Mr. Simpson was issued shares of Series A Convertible Preferred Stock in the merger because of an insufficient number of authorized but unissued or unreserved shares of Common Stock. It is expected that Zydeco's Certificate of Incorporation will be proposed to the Zydeco stockholders for amendment to increase the number of shares of Common Stock that Zydeco is authorized to issue. If Zydeco's Certificate of Incorporation is so amended, all outstanding shares of Series A Preferred Stock will be automatically converted into Common Stock pursuant to their terms.

         The principal executive offices of Zydeco are located at 635 West Campbell Road, Suite 130, Richardson, Texas 75080.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name:

              Hugh D. Simpson.

         (b)  Address:

              Hugh D. Simpson
              635 West Campbell Road
              Suite 130
              Richardson, Texas 75080
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                                                               Page 4 of 6 Pages

         (c)  Present principal occupation:

              Hugh D. Simpson is President, Chief Executive Officer, Chairman of the Board and Secretary of Zydeco. The principal executive office of Zydeco is located at 635 West Campbell Road, Suite 130, Richardson, Texas 75080.

         (d) During the last five years, Mr. Simpson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Simpson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:

              Mr. Simpson is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms of the Merger Agreement, Mr. Simpson exchanged 973,000 shares of DataVoN common stock beneficially owned by him for 31,548,877 shares of Common Stock and 7,190 shares of Series A Preferred Stock. Mr. Simpson did not tender any other consideration for the shares of Common Stock or the shares of Series A Preferred Stock he received as a result of the merger.
No separate funds or other consideration were received by Mr. Simpson in connection with the shares of Common Stock or the shares of Series A Preferred Stock he received in the merger.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Simpson has acquired the securities specified in Item 5 of this
Schedule 13D as a result of the transactions contemplated in the Merger Agreement. Mr. Simpson was the largest shareholder of DataVoN, beneficially owning approximately 97.3% of the shares of common stock of DataVoN. As a result of the merger, Mr. Simpson is the largest stockholder of Zydeco, beneficially owning approximately 77.5% of the shares of Common Stock outstanding as of June 9, 2000, assuming the conversion by Mr. Simpson of the 7,190 shares of Series A Preferred Stock beneficially owned by him.

         Mr. Simpson may from time to time acquire additional securities of Zydeco or at any time dispose of securities of Zydeco he now beneficially owns or hereafter may acquire.
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                                                               Page 5 of 6 Pages

         It is expected that an amendment to the Certificate of Incorporation of Zydeco will be proposed to the Zydeco stockholders to (i) increase the number of shares of Common Stock that Zydeco is authorized to issue, and (ii) change the name of the corporation to DataVoN Inc. If the Certificate of Incorporation is so amended, all outstanding shares of the Series A Preferred stock issued in the merger will be automatically converted into Common Stock by their terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mr. Simpson beneficially owns, and has the sole power to vote and dispose of, 38,738,877 shares, or 77.5%, of the outstanding shares of Common Stock. The calculation of ownership set forth herein is based upon 42,775,951 shares of Common Stock outstanding as of June 9, 2000, as indicated on the records of the transfer agent, and assumes the conversion by Mr. Simpson of the 7,190 shares of Series A Preferred Stock beneficially owned by him into 7,190,000 shares of Common Stock. The Series A Preferred Stock will be automatically converted into Common Stock when an amendment to Zydeco's Certificate of Incorporation to increase the number of shares of Common Stock that Zydeco is authorized to issue is approved by the Zydeco stockholders so that there is a sufficient number of authorized but unissued and unreserved shares of Common Stock available for Zydeco to issue upon conversion of the Series A Preferred Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Mr. Simpson and any person with respect to the securities of Zydeco.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         EXHIBIT A - Agreement and Plan of Merger among Zydeco Energy, Inc., DVN Acquisition Corporation and DataVoN Inc. dated as of May 23, 2000 (incorporated by reference to Form 8-K (File No. 0-22076) filed with the SEC on May 24, 2000).
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                                                               Page 6 of 6 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 14, 2000

                                       /s/ HUGH D. SIMPSON
                                       -------------------------------
                                       HUGH D. SIMPSON